Exhibit 99.1

Lion Announces Unaudited First Half 2021 Financial Results

Company Reiterates FY21 Financial Guidance Forecast

Hong Kong, September 30, 2021 /PRNewswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services and developer of new growth products that include SPAC sponsorship, NFT, and Metaverse-related initiatives, today announced its unaudited financial results for the six months ended June 30, 2021.

FINANCIAL AND OPERATING HIGHLIGHTS

All comparisons are made on a year-over-year (“yoy”) basis.

For the First Half Ended June 30, 2021

●	Total revenues decreased by 44% to $3.6 million from $6.4 million.

●	Net loss was $10.1 million, compared to net income of $2.8 million in the prior year period.

●	Non-GAAP net loss was $6.7 million, compared to non-GAAP net income of $2.4 million in the prior year period.

●	Total number of revenue-generating customer accounts decreased by 10% to 4,515 from 5,010 due to the decline in Lion’s insurance business.

●	Total revenue-generating CFD (contract for difference) trading client accounts slightly increased by 6.3% to 2,835 from 2,668.

●	CFD trading volume slightly increased by 4.8% to 116,726 lots from 111,418 lots and was 64,619 lots in July and August 2021.

●	Futures brokerage trading volume increased by 101.2% to 449,986 lots from 223,656 lots.

●	TRS (total return swap) trading volume was $248 million in the first half of 2021 and $270 million in July and August 2021.

Mr. Chunning (Wilson) Wang, CEO of Lion, commented, “As the COVID-19 pandemic persists, our various business lines continue to be affected by its impact. The economic and financial impact of COVID-19 upon our customers have caused a decrease in their willingness to trade and make investments, while travel restrictions to Hong Kong prevent new or existing customers from purchasing insurance products. After China strengthened its restrictions on internet financial products and services, Lion began to target Southeast Asian markets as the primary focus of its CFD trading services business. While expansion plans have been delayed due to the ongoing COVID-19 impact in the region, our business in Vietnam is currently in operation, and we’ve begun to generate revenue from our TRS trading business since its launch in July 2020. The rise of crypto currency trading activities in 2021 has diverted potential CFD trading customers, however, this trend has driven our investment in bitcoin mining equipment, which serves as a new revenue source. Through the acquisition of Lion Fintech Group, Lion holds licenses to carry out proprietary trading in crypto-commodities through the Dubai Multi Commodities Centre.”

“As the virus continues to develop, the Company has evolved to incorporate NFT and Metaverse into its core business focus to complement our TRS and CFD trading service businesses. Established back in May, Lion NFT focuses on investment and innovation in digital assets such as non-fungible tokens, or NFTs. Lion NFT will provide services such as digital asset exchange, NFT innovation, issuance and trading on a global scale under supervision through our NFT trading platform, which is expected to launch in Q4 2021. More recently, we introduced our own NFT market platform, known as Meta World, which aims to become a one-stop, cross-chain, high-expansion NFT marketplace, allowing users to connect and trade with digital currency and a digital wallet linked to its platform, accessible upon login. Through the launch and implementation of additional NFT applications, Meta World will become a key cornerstone for digital transformation in various industries.”

“Lion continues to closely monitor the impact and navigate the challenges created by the COVID-19 pandemic. We remain dedicated to improving our product and service offerings and tracking industry trends to meet the ever-changing needs of our customers. As we look to the second half of the year, we expect seasonally improved performance over the first half with revenues driven primarily by TRS and CFD trading services. We re-iterate our full-year guidance forecast and remain confident in our growth trajectory via a combination of our legacy businesses coupled with new market opportunities including NFT and metaverse initiatives.”

FINANCIAL RESULTS

For the Six Months Ended June 30, 2021

Revenues

Total revenues were $3.6 million in the first half of 2021, representing a decrease of 44% yoy from $6.4 million in the first half of 2020. The decrease was attributable to: (i) a decrease in market marking commission income and trading gains/(losses), (ii) a decrease in insurance brokerage income, and (iii) a decrease in other income, partially offset by an increase in revenue generated from TRS trading services as well as an increase in futures and securities brokerage income.

●	Revenues generated from TRS trading and CFD trading services were $2.9 million, representing a decrease of 42.5% yoy from $5.1 million in the prior year period. The Company began offering TRS trading services in July 2020. Trading gains from proprietary TRS trading activities were $3.6 million; interest income, commissions and other income were $ 0.4 million as a result of TRS trading services. Lion derives a substantial portion of income from CFD trading services from a small number of key clients. As a result, earnings generated from CFD trading services have demonstrated volatility historically. CFD trading losses were $2.1 million for the six months ended June 30, 2021, compared to trading profit of $2.4 million in the prior year period. Market making commission income profit decreased by 60.6% to $1.1 million for the six months ended June 30, 2021 from $2.7 million for the six months ended June 30, 2020, primarily attributable to China’s strengthened restrictions on the promotion and advertisements related to internet financial products and services, which has led to a significant decrease in the number of new accounts opened through online advertising. As a result, the Company targeted Southeast Asian market as its main strategic direction for the CFD trading services business; however, expansion plans have been delayed due to the ongoing COVID-19 impact in the region. In addition, the rise of crypto currency trading activities in 2021 has diverted potential CFD trading customers. As a percentage of total revenues, revenues from TRS and CFD trading services comprised of 81.9% of revenues, compared to 79.7% in the prior year period.

●	Revenues generated from insurance brokerage services were $0.3 million, representing a decrease of 53.8% yoy from $0.6 million in the prior year period. The decrease was attributable to primarily due to travel restrictions to Hong Kong stemming from COVID-19 outbreak, which has discouraged Chinese clients from purchasing insurance products in Hong Kong. As a percentage of total revenues, revenues from insurance brokerage services comprised of 8.2% of revenues, compared to 9.9% in the prior year period.

●	Revenues generated from futures and securities brokerage services were $1.2 million, representing an increase of 96.4% yoy from $0.6 million in the prior year period. The increase was attributable to Hong Kong’s economy rebounding rapidly from the first quarter of 2021 as the global economy improved and the local pandemic subsided. In addition, in the second quarter of 2021, the Company invited existing and potential customers and held seminars of Investment Opportunities under Global Economic Recovery, promoting its futures trading business. As a percentage of total revenues, revenues from futures and securities brokerage services comprised of 33.6% of revenues, compared to 9.6% in the prior year period.

●	Revenues generated from other services were $(0.9) million, compared to $48,000 in the prior year period. The decrease in revenues generated from other services was primarily attributable to losses of US$(1.1) million from equity securities investment, partially offset by crypto mining revenue of US$0.2 million in the six months of 2021.

	Six months ended June 30,
	2021		2020
	US$	%	US$	%
			(Unaudited)
TRS trading and CFD trading services	2,949,525	81.9	5,126,239	79.7
Futures and securities brokerage services	1,212,222	33.6	617,242	9.6
Insurance brokerage services	295,340	8.2	638,574	9.9
Others	(856,790)	(23.7)	48,461	0.8
Total	3,600,297	100.0	6,430,516	100.0

Operating expenses

Total operating expenses were $11.3 million in the first half of 2021, representing an increase of 178% yoy from $4.1 million in the first half of 2020, primarily due to increases in service fees, professional fees, compensation expenses, communication and technology, G&A expenses and amortization of debt discounts.

●	Commission expenses increased by 56.1% to $1.2 million from $0.8 million in the prior year period, primarily due to an increase in our futures brokerage commission expenses and an increase in TRS trading commission expenses, partially offset by a decrease in our insurance brokerage commission expenses, which is in line with the overall trench of such businesses.

●	Compensation expenses increased by 60.4% to $2.4 million from $1.5 million in the prior year period, primarily due to our growing number of employees in line with our business growth, as well as the increase in average compensation and discretionary bonus paid out in 2021.

●	Communication and technology expenses increased by 101.7% to $0.9 million from $0.5 million in the prior year period, primarily due to an increase in trading service fees and market data fees, which was in line with the launch of TRS trading services.

●	Cost of crypto mining was $0.2 million, which was in line for the launch of crypto mining operations in May 2021.

●	General and administrative expenses increased by 115.2% to $0.6 million from $0.3 million in the prior year period, primarily due to an increase in domestic travel expenses, D&O insurance, and Nasdaq listing fees.

●	Professional fees increased to $1.0 million from $0.2 million in the prior year period, primarily due to the accounting, legal, investor relations, and consulting services additionally incurred after becoming a public company in June 2020, compared to the corresponding period of 2020, professional fees directly associated with reverse acquisition with SPAC were charged to equity, instead of earnings.

●	Service fees increased to $2.5 million from $0.2 million in the prior year period as a result of an increased number of contracted service providers needed due to the growth of business lines, such as TRS trading, NFT, and a one-off special inventive scheme in current period.

●	Interest expenses increased to $0.9 million from $0.1 million in the prior year period, mainly attributable to the amortization of debt discounts from convertible debentures, as well as interest paid for loans borrowed from TRS trading service business partners.

●	Occupancy expenses increased by 7.6% to $348,000 from $323,000 in the prior year period, primarily due to the new office spaces rented for the Company’s subsidiary in Singapore, partially offset by the rental reduction for subsidiaries in Hong Kong as a result of COVID-19.

●	Marketing expenses increased to $0.6 million from $0.2 million in the prior year period, mainly due to marketing expenses incurred to maintain existing customers, develop new customers, and promote businesses and branding activities.

●	Depreciation expenses increase to $0.3 million from $21,992 in the prior year period, mainly attributable to the depreciation of newly acquired copyrighted trading software programs from March 2021.

●	Other expenses increased to $0.31 million, compared to $32,502 in the prior year period, mainly due to an increase in payment service charges.

Income tax expense

BC Wealth Management Limited, the Company’s Hong Kong subsidiary engaging in the insurance brokerage business, is the only entity within Lion that is subject to income taxes. Income tax expenses increased to $54,367 for the six months ended June 30, 2021, from $3,321 for the six months ended June 30, 2020.

Net (loss) income

As a result of the above, net loss was $10.1 million in the first half of 2021, compared to net income of $2.8 million in the first half of 2020. Diluted net loss per ADS was $0.47 in the first half of 2021, compared to diluted net income per ADS of $0.37 in the first half of 2020.

In the first half of 2021, the Company’s weighted average number of ADSs used in calculating diluted net income per ADS, was 26,732,397, compared to 7,461,884 in the prior year period. As of June 30, 2021, the Company had a total of 39,171,276 Class A and B ordinary shares outstanding.

Non-GAAP financial results

Non-GAAP net loss, which excludes change in fair value of warrant liabilities, stock-based compensation expenses and amortization of debt discounts, was $6.7 million in the first half of 2021, compared to non-GAAP net income of $2.4 million in the first half of 2020. Non-GAAP diluted net loss per ADS was $0.34, compared to non-GAAP diluted net income per ADS of $0.31 in the first half of 2020.

Liquidity

As of June 30, 2021, the Company’s cash and restricted cash were $15.7 million, compared to $4.8 million as of December 31, 2020 and $9.6 million as of June 30, 2020. Net cash used in operating activities was $24.3 million. Net cash used in investing activities was $4.5 million. Net cash provided by financing activities was $39.7 million. The effect of exchange rate changes on cash was $(18,678).

RECENT DEVELOPMENTS & BUSINESS HIGHLIGHTS

●	Sponsoring SPAC companies as a new business line

o	In the first half of 2021, the Company launched the sponsorship of two SPAC companies, in cooperation with other parties. Currently, the registration statements are under review by the SEC. The Company has built a professional SPAC sponsorship team and intends to evolve and develop SPAC sponsorship into a key business segment. The Company expects to derive gain from the appreciation of founder shares upon each SPAC’s initial public offering and derive gains or losses from the further appreciation or depreciation of founder shares and sponsor units following each SPAC’s merger transaction, at the cost of sponsor’s risk investment.

●	New Initiatives in Crypto Mining

o	Lion commenced bitcoin mining operations in late May 2021. The Company operates a fleet of 5,000 Bitmain’s model S9 Hydro Antminers with a theoretical maximum total hash rate capacity of 90 PH/s (petahash) deployed as of today. For the six months ended June 30, 2021, the Company recognized revenue of US$0.2 million from its cryptocurrency mining business.

o	In the context of the China’s ongoing efforts to conserve energy and reduce emissions, the large amount of electricity required for mining has become increasingly inaccessible. In September 2021, China’s National Development and Reform Commission, the People’s Bank of China, and several other ministerial departments jointly issued administrative notices to restrict the development of mining activities and protect against the associated financial risks related to cryptocurrency trading trends. The administrative measures included in the notices focus on restricting the supply of electricity to the mining business and encouraging existing mining facilities to gradually withdraw from the mining business. Subsequently, Lion will continue to actively seek low-cost electricity and sustainable energy mining facilities in different regions around the world.

●	Launch of NFT Marketplace and Entry into Metaverse Space

o	In the first half of 2021, Lion announced the development of a non-fungible token (“NFT”) trading and community platform called Meta World, which is expected to launch in the fourth quarter of this year. Meta World aims to become the world’s top one-stop, cross-chain, high-expansion NFT marketplace, allowing users to connect and trade with digital currency and a digital wallet linked to its platform. From exploration and creation to pricing, buying and selling, the platform establishes a comprehensive industry chain that uses blockchain to encrypt artworks such as photographs, videos, audios and 3D pieces, as well as other relevant information to generate NFTs. The Company’s deployment into the NFT industry lays a solid foundation to enter the metaverse field.

o	In August 2021, Lion announced its strategic partnership with Dawa Technology, one of China’s largest communities for VR, AR, XR developers and content creators, to jointly innovate and develop the Metaverse AI tool, “Cloud Production Platform,” and establish a new form of digital market in Metaverse. The Metaverse AI tool will facilitate the creation of the virtual world, making it faster and more convenient.

BUSINESS OUTLOOK

Based on current market and operating conditions, the Company maintains its full-year guidance. Revenue is expected to reach between $37.0 million and $41.7 million for the full year 2021. This forecast reflects the Company’s current and preliminary views, which is subject to change, including any potential future impact of the COVID-19 pandemic, the effects of which are difficult to analyze and predict.

Non-GAAP Financial Measures

This press release includes reconciliations of the most comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) to non-GAAP financial measures. The Company’s calculation of Non-GAAP (loss) income (net loss or income before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts) and Non-GAAP EPS differs from EPS based on net (loss) income because it does not include change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts, which are non-cash charges. The Company believes that these measures help the management identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in net loss. The Company believes that these measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater comparability with respect to key metrics used by its management in its financial and operational decision-making.

For more information on the non-GAAP financial measures, please see the table, titled “Unaudited Reconciliations of Non-GAAP and GAAP Financial Results,” set forth at the end of this press release.

About Lion

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in one, state-of-the-art trading platform that offer a wide spectrum of products and services, including (i) total return service (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) insurance brokerage, and (iv) futures and securities brokerage. In addition, Lion owns a professional and experienced SPAC sponsorship team to become a leader in the SPACs arena, helping guide private companies through their listing journey while creating value for Lion itself. Lion is also fully committed to building the world’s top one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplace and entering metaverse space through blockchain technology.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Lion’s expectations with respect to future performance and anticipated financial impacts of the Business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Lion and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to maintain the listing of the post-acquisition company’s ADSs on NASDAQ following the business combination; (2) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (3) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (4) costs related to the business combination; (5) changes in applicable laws or regulations; (6) the possibility that Lion may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties to be identified in the proxy statement/prospectus relating to the business combination, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (“SEC”) made by Lion. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Contacts

Lion Group Holding
Tel: +852 2820 9011
Email: ir@liongrouphl.com

ICR, LLC
William Zima
Tel: +1 203 682 8233
Email: ir@liongrouphl.com

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)

(in dollar amount)

	Six months ended June 30,
	2021	2020 (as restated)
	US$	US$
	(Unaudited)	(Unaudited)
Revenues
TRS trading and CFD trading services	2,949,525	5,126,239
Insurance brokerage services	295,340	638,574
Futures and securities brokerage services	1,212,222	617,242
Others	(856,790)	48,461
Total revenues	3,600,297	6,430,516

Expenses
Commission and fees expenses	(1,189,243)	(762,061)
Compensation expenses	(2,383,547)	(1,486,160)
Communication and technology expenses	(947,292)	(469,662)
Cost of crypto mining (inclusive of depreciation)	(219,662)	-
General and administrative expenses	(630,059)	(292,788)
Professional fees	(990,011)	(153,853)
Service fees	(2,474,122)	(231,785)
Interest expenses	(942,264)	(79,343)
Occupancy expenses	(347,660)	(323,224)
Marketing	(553,758)	(199,948)
Depreciation	(279,680)	(21,992)
Other expenses	(312,104)	(32,502)
Total expenses	(11,269,402)	(4,053,318)
(Loss)/income from operations	(7,669,105)	2,377,198
Change in fair value of warrant liabilities	(2,411,429)	414,440
(Loss)/income before income taxes	(10,080,534)	2,791,638
Income tax expenses	(54,367)	(3,321)
Net (loss)/income	(10,134,901)	2,788,317
Other comprehensive income (loss)
Foreign currency translation adjustment	(25,065)	20,560
Comprehensive (loss)/income	(10,159,966)	2,808,877

(Loss) earnings per share for both Class A and Class B - basic and diluted (i)	(0.47)	0.37

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	22,690,522	3,511,891

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	4,041,875	3,949,993

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in dollar amount)

	June 30, 2021	December 31, 2020
		(as restated)

Assets

Cash and cash equivalents	$14,888,644	$3,426,467
Restricted cash-bank balances held on behalf of customers	808,923	1,367,630
Securities owned, at fair value	30,325,800	17,622
Receivables from broker-dealers and clearing organizations	23,689,967	8,089,193
Crypto currencies	201,152	-
Short-term loans receivable	508,756	2,239,378
Other receivables	67,475	724,708
Prepaids, deposits and other	2,195,925	749,231
Total current assets	72,686,642	16,614,229

Long term investment	1,548,565	-
Fixed assets, net	10,264,199	34,919
Intangible assets	86,585	86,728
Other assets	1,931,686	6,169,065
Deferred taxes	-	1,128
Total Assets	$86,517,677	$22,906,069

Liabilities and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$14,362,840	$5,221,270
Payables to broker-dealers and clearing organizations	24,270,558	3,845,740
Accrued expenses and other payables	1,169,408	1,807,927
Short-term borrowings	-	293,905
Due to director	152,472	149,522
Total current liabilities	39,955,278	11,318,364

Convertible debenture	-	816,006
Warrants liabilities	3,881,250	1,469,821
Total Liabilities	43,836,528	13,604,191

Commitments and Contingencies

Stockholders’ Equity

Preferred shares, $0.0001 par value, 50,000,000 shares authorized
Series A Convertible Preferred Shares - 345,000 shares authorized, stated value of $1,000 per share, 7,000 and none shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	4,231,453	-

Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 29,328,180 and 9,627,553 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively (i)	2,933	963

Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,843,096 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively (i)	984	984

Additional paid in capital (i)	51,575,575	12,269,761
Accumulated deficit	(13,051,036)	(2,952,362)
Accumulated other comprehensive losses	(42,533)	(17,468)
Total LGHL Stockholders’ Equity	42,717,376	9,301,878

Non-controlling interest	(36,227)	-
Total shareholders’ equity	42,681,149	9,301,878
Total Liabilities and Stockholders’ equity	$86,517,677	$22,906,069

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

LION GROUP HOLDING LTD

UNAUDITED SUMMARY OF CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS DATA

(in dollar amount)

	Six months ended June 30,
	2021	2020

Net cash (used in) provided by operating activities	$(24,334,216)	$2,061,335
Net cash used in investing activities	(4,468,824)	(447,673)
Net cash provided by (used in) financing activities	39,725,188	(631,692)
Effect of exchange rate changes on cash	(18,678)	18,746
Net increase in cash and restricted cash	10,903,470	1,000,716
Cash and restricted cash at beginning of period	4,794,097	8,581,179
Cash and restricted cash at end of period	$15,697,567	$9,581,895

LION GROUP HOLDING LTD

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP FINANCIAL RESULTS

(in dollar amount)

	Six months ended June 30,
	2021	2020
	US$	US$

Net (loss) income	(10,134,901)	2,788,317
Stock-based compensation	190,900	-
Amortization of debt discounts	783,994	-
Change in fair value of warrant liabilities	2,411,429	(414,440)
Non-GAAP (loss) income before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts	(6,748,578)	2,373,877

Non-GAAP (loss) earnings per share for both Class A and Class B - basic and diluted (i)	(0.34)	0.31

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	22,690,522	3,511,891

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	4,041,875	3,949,993

	Six months ended June 30,
	2021		2020
	Basic	Fully Diluted	Basic	Fully Diluted

(Loss) earnings per share for both Class A and Class B	(0.47)	(0.47)	0.37	0.37
Stock-based compensation	0.01	0.01	-	-
Amortization of debt discounts	0.03	0.03	-	-
Change in fair value of warrant liabilities	0.09	0.09	(0.06)	(0.06)
Non-GAAP (loss) earnings per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts)	(0.34)	(0.34)	0.31	0.31